Filed by Interwoven, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Interwoven, Inc.

Commission File No.: 0-27389

The following is a message sent on August 27, 2003 to Interwoven, Inc.’s employees from Martin Brauns, Chairman of the Board and Chief Executive Officer of Interwoven. This message was sent via electronic mail.

From: Martin Brauns

Sent: Tuesday, August 26, 2003 11:07 AM

To: Staff

Subject: Our Reverse Stock Split...

Importance: High

Hi Team,

A few minutes ago we sent out a press release announcing our plan to do a one-for-four, reverse stock split. I’m sure you have many questions about what this means, so I will be doing a presentation at the All-Hands meeting, next Tuesday, September 2.

Let me be clear here though, that this split does not change your overall financial position regarding any Interwoven stock or stock options you are holding today. For example, every four Interwoven shares you own will become one new share of Interwoven stock and the trading price will be four times higher. If you owned 1,000 shares and the old stock price was $2.50, you would now own 250 shares but the stock would be $10 a share. In either event, that equals $2,500 worth of Interwoven stock. An option to purchase 1,000 shares at an exercise price of $2.50 per share would become an option to buy 250 shares at an exercise price of $10.00 per share.

The net-net for all stockholders, including employees, will be that you will hold the same percentage of equity in Interwoven as before the split. Even though the number of shares decreases, everyone’s total economic value remains the same.

So why are we doing this? There are two primary reasons. The first is that this will put our stock in a price range more attractive to a broader range of institutional investors. The second is that we will be more aligned in terms of the total number of shares outstanding, with our peer group of software companies, making financial comparisons more relevant.

I will be able to explain this more fully and answer additional questions at our September 2nd All-Hands, so please make it a priority to attend.

Cheers.

Martin W. Brauns

Chairman and CEO

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